

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 31, 2015

Via E-mail
Ms. Nina Tran
Chief Financial Officer
Starwood Waypoint Residential Trust
1999 Harrison Street
Oakland, CA 94612

> **Re: Starwood Waypoint Residential Trust**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Response Dated July 24, 2015**
> **File No. 1-36163**

Dear Ms. Tran:

We have reviewed your July 24, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 10, 2015 letter.

Form 10-K for the fiscal year ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

1.   We note your response to prior comment two and the amount of personnel costs you have capitalized. It appears that these amounts are material to your financial statements taken as a whole and the amounts capitalized need to be disclosed. In future periodic filings, please separately quantify and disclose the costs capitalized to real estate and deferred leasing costs for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A or advise.

Investments in Real Estate, page 98

2.   We note your response to prior comment 14. In cases where the AVM and BPO values differ beyond a tolerated threshold, please define what is considered a tolerated threshold. Additionally, please tell us how often the AVM and BPO values differ beyond the tolerated threshold.

Form 8-K filed on May 12, 2015

Exhibit 99.1 Press Release, dated May 12, 2015

Estimated NAV, page 8

3.   We note your response to prior comment 18. Please address the following:
   a. Please tell us the differences between the processes used to arrive at a valuation using a BPO as compared to an AVM.
   b. Please tell us who provides the confidence index and how that confidence index is determined.
   c. Please tell us what the "specified score" that the confidence index must fall below to require the Company to order a BPO. Additionally, please tell us how often the confidence index falls below the specified score.
   d. Please tell us if you compare the AVMs to BPOs received when you initially converted the NPLs into real estate. To the extent that you do perform such a comparison, please provide us with detail about this process; your response should include, but not be limited to, any additional procedures that you perform as the length of time increases between the date of the BPO and the date of the AVM value. To the extent that you do not perform such a comparison, please tell us how you determined the valuations provided by the AVMs are reasonable.
   e. Please tell us if you adjust the AVMs for the physical condition of the property. In your response, please tell us if a property manager, or similar, provides any additional information that is considered in assessing the need to adjust the AVM values.

We may have further comment.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities